SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)
(Amendment No. 3)*
COMMUNITY HEALTH SYSTEMS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
203668108
(CUSIP Number)
Li Han, Esq.
Shanda Asset Management Holdings Limited
8 Stevens Road
Singapore 257819
(+65) 6361 0971
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,484,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,484,473
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,484,473
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (1)
14		TYPE OF REPORTING PERSON IN
(1)	Calculated based on 114,727,001 shares of Common Stock outstanding as of October 26, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,484,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,484,473
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,484,473
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.0% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 114,727,001 shares of Common Stock outstanding as of October 26, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS Shanda Investment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,484,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,484,473
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,484,473
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.0% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 114,727,001 shares of Common Stock outstanding as of October 26, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS Shanda Technology Overseas Capital Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,484,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,484,473
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,484,473
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.0% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 114,727,001 shares of Common Stock outstanding as of October 26, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS Shanda Asset Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,484,473
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,484,473
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,484,473
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.0% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 114,727,001 shares of Common Stock outstanding as of October 26, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017.

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the Reporting Persons on March 13, 2017 (the “Original Schedule 13D”), as amended by that Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2017 (“Amendment No. 1”) and that Amendment No. 2 filed by the Reporting Persons on October 4, 2017 (“Amendment No. 2” and, collectively with Amendment No. 1, Amendment No. 3 and the Original Schedule 13D, the “Schedule 13D”).
Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meaning ascribed thereto in the Original Schedule 13D.
Item 1.	Security and Issuer
Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Community Health Systems, Inc., a Delaware corporation (the “Issuer”). The principle executive offices of the Issuer are located at 4000 Meridian Boulevard, Franklin, Tennessee 37067.
The Reporting Persons beneficially own 27,484,473 shares of Common Stock (the “Subject Shares”).
The Subject Shares represent approximately 24.0% of the outstanding shares of Common Stock based on 114,727,001 shares of Common Stock outstanding as of October 26, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017 for the fiscal quarter ended September 30, 2017.
Item 2.	Identity and Background.
Item 2 is hereby amended to add the following:
The business address of Tianqiao Chen has been relocated to 2735 Sand Hill Road, #140, Menlo Park, CA 94025.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated as follows:
The aggregate purchase price for the Subject Shares beneficially owned by the Reporting Persons was approximately $265,065,740, inclusive of (i) commissions paid and (ii) with respect to Subject Shares beneficially owned through options that have been exercised, the exercise price of such options, plus the premiums paid for call options (to the extent such options were call options) less the premiums received for put options (to the extent such options were put options). Such purchase price was funded through internally generated funds of the Shanda Group.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On January 11, 2018, the Reporting Persons intend to issue a joint press release with the Issuer. A copy of the release is filed herewith as Exhibit 99.2 and is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a), (b)
Shanda Asset Management holds 27,484,473 shares of Common Stock, representing approximately 24.0% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 114,727,001 shares of Common Stock outstanding as of October 26, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017.
Mr. Chen, through his ownership of Shanda Media, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Shanda Media. Shanda Media, through its ownership of Shanda Investment, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Shanda Investment.  Shanda Investment, through its ownership of Shanda Technology, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Shanda Technology. Shanda Technology, through its ownership of Shanda Asset Management, may be deemed to share voting and dispositive power over the Common Stock directly held by Shanda Asset Management.
(c)          Schedule B sets forth information with respect to each purchase and sale of securities effectuated by Shanda Asset Management during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 10, 2018. Unless otherwise indicated, all transactions were effectuated in the open market through a broker. Other than as set forth on Schedule B, there were no other transactions by the Reporting Persons during the past 60 days.
(d)          Not applicable.
(e)          Not applicable.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibit:
99.2	Press Release dated January 11, 2018.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
January 11, 2018

TIANQIAO CHEN

By:	/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA ASSET MANAGEMENT INVESTMENT LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SCHEDULE B
Transactions in the Securities of the Issuer During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased	Price Per Share($)	Date of Purchase
SHANDA ASSET MANAGEMENT HOLDINGS LIMITED
Purchase of Common Stock	82,264	3.9603[1]	12/06/17
Purchase of Common Stock	17,900	3.9708[2]	12/07/17
Purchase of Common Stock	131,491	3.996[3]	12/20/17
Purchase of Common Stock	274,578	3.9994[4]	12/21/17
Purchase of Common Stock	96,307	3.99[5]	12/22/17
Purchase of Common Stock	478,700	3.9807[6]	01/08/18
Purchase of Common Stock	800,000	3.9672[7]	01/09/18
Purchase of Common Stock	195,551	3.9801[8]	01/10/18

1 This transaction was executed in multiple trades at prices ranging from $3.93 to $3.99. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

2 This transaction was executed in multiple trades at prices ranging from $3.95 to $3.99. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

3 This transaction was executed in multiple trades at prices ranging from $3.98 to $4. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

4 This transaction was executed in multiple trades at prices ranging from $3.98 to $4. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

5 This transaction was executed in multiple trades at prices ranging from $3.93 to $4. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

6 This transaction was executed in multiple trades at prices ranging from $3.95 to $4. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

7 This transaction was executed in multiple trades at prices ranging from $3.9 to $4. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

8 This transaction was executed in multiple trades at prices ranging from $3.94 to $4. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.